
12028245



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 9/18/12

October 31, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/31/12

Beth Ela Wilkens
Harris Beach PLLC
bwilkens@harrisbeach.com

Re: IEC Electronics Corp.
Incoming letter dated September 18, 2012

Dear Ms. Wilkens:

This is in response to your letters dated September 18, 2012 and October 10, 2012 concerning the shareholder proposal submitted to IEC by David A. Scheer. We also have received a letter from the proponent dated September 27, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David A. Scheer

*** FISMA & OMB Memorandum M-07-16 ***

October 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IEC Electronics Corp.
Incoming letter dated September 18, 2012

The first proposal provides that "cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders."

The second proposal provides that "cash incentive awards for named Executive officers shall be approved by at least a 50% majority of outstanding shareholders."

There appears to be some basis for your view that IEC may exclude the first proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal was recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides IEC with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if IEC omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(1). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IEC relies.

There appears to be some basis for your view that IEC may exclude the second proposal under rule 14a-8(e)(2) because IEC received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IEC omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HARRIS BEACH PLLC
ATTORNEYS AT LAW

99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

DIRECT: (585) 419-8645
FAX: (585) 419-8818
BWILKENS@HARRISBEACH.COM

October 10, 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by David A. Scheer

Ladies and Gentlemen:

On behalf of our client, IEC Electronics Corp., a Delaware corporation (the "Company"), we are writing in response to the letter dated September 27, 2012, from David A. Scheer (the "Proponent"), attached hereto as Exhibit A (the "Proponent Response Letter"), responding to the Company's no-action request letter dated September 18, 2012 (the "No-Action Request Letter") regarding a stockholder proposal (the "Original Proposal") that was submitted by the Proponent for inclusion in the Company's Proxy Statement and Form of Proxy for the Company's 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials"). Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being delivered by email to shareholderproposals@sec.gov. A copy of this letter and its exhibits also is being sent on this date to the Proponent.

For the sake of brevity, we will not repeat the arguments covered in the No-Action Request Letter, and will instead focus on addressing issues raised by the Proponent Response Letter. As discussed below, the Proponent Response Letter includes an amended proposal (the "Amended Proposal"), which so significantly modifies the Original Proposal as to constitute a new proposal. The Amended Proposal was received by the Company after the Rule 14a-8 deadline for submission of stockholder proposals for inclusion in the 2013 Proxy Materials.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, specifies rules and procedures for a shareholder proponent to submit a proposal for inclusion in a company's proxy statement for its annual meeting of shareholders. Those rules include procedural requirements, including notably a time cutoff for submission of a proposal, as well as substantive bases on which the company may seek to exclude a proposal.

As noted in the No-Action Request Letter, *Staff Legal Bulletin No. 14B* states that there is no provision in Rule 14a-8 allowing a stockholder to revise his or her proposal. *Staff Legal Bulletin No. 14F* modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. We recognize that the Staff, in its discretion, may permit proponents to revise a proposal when the revisions are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, in *Staff Legal Bulletin No. 14B* the Staff explained that it is appropriate for companies to exclude "the entire proposal, supporting statement or both as materially false and misleading if the proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Staff's accommodation for minor clarifying amendments was clearly not designed to permit a proponent to amend a proposal in a manner so material that it has the effect of allowing the proponent to essentially submit a new proposal.

In our view, the changes proposed by the Amended Proposal do not constitute minor wording changes to clarify ambiguous or misleading language. Instead, the amendments materially alter the substance and meaning of the Original Proposal. Most significantly:

- The Amended Proposal greatly expands the scope of cash incentive awards that would require stockholder approval if the Amended Proposal were adopted. While the Original Proposal would require stockholder approval of cash incentive awards that are "not dependent on the price of common shares", the Amended Proposal would require stockholder approval of *all* cash incentive awards. Rather than dealing with the ambiguities in the Original Proposal pointed out by the Company in the No-Action Request Letter, the Proponent has attempted to simply "wipe out" all ambiguity by crafting a proposal with extremely broad, all-encompassing language, fundamentally changing the scope of the Proposal.

- The Amended Proposal requires that all such awards be approved by "at least a 50% majority of outstanding shareholders", a threshold that is not only inherently inconsistent (is it "50%"? or "a majority"?), but is also higher than would otherwise be required by the DGCL for approval of such a proposal. The General Corporation Law of the State of Delaware, the Company's state of incorporation (the "DGCL") would require the approval of a majority of the shares present at the meeting and entitled to vote. The Original Proposal did not contain such a heightened voting threshold.

- The Amended Proposal would apply sooner than the Original Proposal, taking effect October 1, 2013, rather than January 1, 2014, again expanding the scope of the Original Proposal.

The Proponent Response Letter, containing the Amended Proposal, was received by the Company's counsel on September 28, 2012, 41 days after the Rule 14a-8 deadline for submitting proposals for inclusion in the 2013 Proxy Materials. It cannot be consistent with, or permitted under, the requirements of Rule 14a-8, that after the deadline has passed, and after reading the Company's letter pointing out the deficiencies in the Proposal, the Proponent has another opportunity to, in effect, submit a new proposal.

Separately, we note that the Proponent in effect has conceded that certain of the Company's arguments for exclusion are correct. In its No-Action Request Letter, the Company submitted several substantive bases on which the Original Proposal may properly be excluded from the 2013 Proxy Materials: Rule 14a-8(i)(1): (i) because it is not a proper subject for action by stockholders under the DGCL, (ii) Rule 14a-8(i)(3), because it is so vague and indefinite as to be materially false and misleading in violation of Rule 14a-9, (iii) Rule 14a-8(i)(7), because it relates to the ordinary business operations of the Company; (iv) Rule 14a-8(i)(9), because it directly conflicts with one of the Company's own proposals to be included in the 2013 Proxy Material and (v) Rule 14a-8, because the Proposal is not a proper form for a shareholder proposal and fails to satisfy the procedural requirements of Rule 14a-8. The Proponent did not argue against the last three bases for exclusion, in effect conceding that the Company's arguments are correct on the merits.

For the reasons set forth above and in the No-Action Request Letter, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Original Proposal and the Amended Proposal from the 2013 Proxy Materials. If you have any questions or need any additional information, please feel free to contact me at the number below. When a written response to this letter is available, I would appreciate your sending it to me by email at bwilkens@harrisbeach.com and by fax at (585) 419-8818.

Very truly yours,



Beth Ela Wilkens
Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534
Phone: (585) 419-8645

Enclosures

Exhibit A

Office of Chief Counsel
Div. Corp Finance
SEC
100 F Street N.E.
Washington D.C. 20549

David Scheer
IEC Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

Re Shareholder response to company response re: Shareholder Proposal

1st all of the companies concerns can be addressed in the proxy

2nd Shareholder would be willing to amend the proposal to read:

"Beginning with the new fiscal year October 1, 2013, cash incentive awards for named Executive officers shall be approved by at least a 50% majority of outstanding shareholders."

There is great amounts of articles in the general media lamenting the lack of long term investors from the general public invested in public companies. Lack of accountability to the shareholders is a major reason for this. Most of the arguments submitted by the company are technical and the company does not suggest an alternative to the problem of large incentive awards with no relationship to building actual useable value for the shareholder. This issue is magnified by the company not paying dividends. It is fine to counsel faith and patience when the management practices what it preaches.

Sincerely David A Scheer common shareholder 9/27/2012



cc. Beth Ela Wikens
Harris Beach
99 Garnsey Rd
Pittsford, NY 14534

Office of Chief Counsel
Div. Corp Finance
SEC
100 F Street N.E.
Washington D.C. 20549

David Scheer
IEC Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

Re Shareholder response to company response re: Shareholder Proposal

1st all of the companies concerns can be addressed in the proxy

2nd Shareholder would be willing to amend the proposal to read:

"Beginning with the new fiscal year October 1, 2013, cash incentive awards for named Executive officers shall be approved by at least a 50% majority of outstanding shareholders."

There is great amounts of articles in the general media lamenting the lack of long term investors from the general public invested in public companies. Lack of accountability to the shareholders is a major reason for this. Most of the arguments submitted by the company are technical and the company does not suggest an alternative to the problem of large incentive awards with no relationship to building actual useable value for the shareholder. This issue is magnified by the company not paying dividends. It is fine to counsel faith and patience when the management practices what it preaches.

Sincerely David A Scheer common shareholder 9/27/2012

David A Scheer

cc. Beth Ela Wilkens Esq
Harris Beach
99 Garnsey Rd
Pittsford, NY 14534

HARRIS BEACH PLLC
ATTORNEYS AT LAW

99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

DIRECT: (585) 419-8645
FAX: (585) 419-8818
BWILKENS@HARRISBEACH.COM

September 18, 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by David A. Scheer

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of IEC Electronics Corp. (the "Company"), we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission if the stockholder proposal described below is omitted from the Company's Proxy Statement and Form of Proxy for the Company's 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials"). The Company's 2013 Annual Meeting of Stockholders is scheduled to be held on January 30, 2013. The Company currently intends to file definitive 2013 Proxy Materials with the Commission on or about December 11, 2012. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff regarding the Proposal, he should concurrently furnish a copy of that correspondence to the undersigned.

Mr. David A. Scheer, a stockholder of the Company (the "Proponent"), has submitted for inclusion in the 2013 Proxy Materials a proposal (the "Proposal") providing that, "[b]eginning January 1, 2014, cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders." Copies of the Proposal and related correspondence with the Proponent are filed herewith.

The Company proposes to omit the Proposal from its 2012 Proxy Materials for the following reasons:

(1) The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under the General Corporation Law of the State of Delaware, the Company's state of incorporation.

(2) The Proposal is excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially false and misleading in violation of Rule 14a-9.

(3) The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

(4) The Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be included in the 2013 Proxy Materials.

(5) The Proposal not a proper form for a shareholder proposal and fails to satisfy the procedural requirements of Rule 14a-8.

Rule 14a-8(i)(1) – The Proposal is not a Proper Subject for Stockholder Action Under Delaware Law.

Under Rule 14a-8(i)(1), a company may exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Additionally, the note to Rule 14a-8(i)(1) provides that: "Depending on the subject matter, some proposals are not considered proper under state law if they would be *binding* upon the Company if approved by shareholders. In our experience, most proposals that are cast as *recommendations or requests* that the board of directors take specified action are proper under state law." (emphasis added). This position of the Staff is reinforced in Staff Legal Bulletin No. 14 (July 13, 2001).

The Proposal, if adopted, would improperly interfere with the authority of the Board of Directors to set executive officer and director compensation. Among others, the Proposal is not precatory; by its terms, the Proposal is mandatory and would be binding upon the Company if approved.

The Proposal would confer upon the Company's stockholders the power to take action that falls within the scope of the powers reserved to the board of directors under state law. Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Additionally, under Section 141(h) of the DGCL, "unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of the directors." No provision of the DGCL, and no provision in the Company's certificate of incorporation or by-laws, confers any such power on the Company's stockholders.

The Proposal was not drafted as a request of or as a recommendation to the Company's Board of Directors. Rather, the Proposal provides that cash incentive awards that are not based on share price "must be" approved by the Company's stockholders. The Proposal is mandatory and would be binding upon the Company if implemented, essentially precluding the Board of Directors from granting any cash incentive awards that are not based upon the price of the Company's common stock.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take action inconsistent with the discretionary authority provided to a board of directors under state law. See *National Technical Systems Inc.* (March 29, 2001) (proposal mandating that the company immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value); *Bank of America Corporation* (February 16, 2011) (proposal requiring a report to shareholders on certain trading policies and procedures); *MGM Mirage* (February 6, 2008) (proposal requiring that the company conduct a study of dividends, determine a reasonable dividend, and begin paying dividends as soon as the study is completed); *Constellation Energy Group, Inc.* (March 2, 2004) (proposal excluding the company's president from concurrent service as its chairman of the board of directors); *International Paper Company* (March 1, 2004) (proposal requiring that none of the five highest paid executives or any non-employee directors be eligible to receive future stock options); *PPL Corporation* (February 19, 2002) (proposal to reduce the retainer payable to non-employee directors of the company); *PSB Holdings, Inc.* (January 23, 2002) (proposal seeking to limit compensation of non-employee directors during the succeeding calendar year); *Ford Motor Co.* (March 19, 2001) (proposal mandating that the company establish an independent committee to evaluate certain conflicts of interest); *American National Bankshares, Inc.* (February 26, 2001) (proposal mandating that any indication of interest received in the future be submitted to the board of directors for their approval and then to the shareholders for their approval or disapproval); *AMERCO* (July 21, 2000) (proposal requiring the company to implement a compensation program for certain senior officers); *K-Mart Corporation* (March 27, 2000) (proposal mandating that all bonuses be voted on by the shareholders and limited to a specified percentage of the annual salaries of the executive officers).

The Proposal impermissibly limits the power of the Board of Directors in two ways: first, by requiring, rather than recommending or requesting, that the new cash incentive approval procedure be adhered to, and second, by the very nature of the proposed compensation approval procedure, which would shift decision-making authority from the Board of Directors to the stockholders. Implementation of the Proposal would significantly circumscribe the discretionary authority of the Company's Compensation Committee (a committee of the Company's Board of Directors, comprised solely of independent directors, with responsibility for the Company's compensation plans and programs). The Company must be able to offer a competitive compensation package to its executive officers and directors in order to attract and retain qualified personnel. Most such individuals would not be willing to enter into employment arrangements with the Company that make a substantial portion of their compensation package dependent upon stockholder approval at the annual meeting or tied to a standard that, as discussed below, is vague and indefinite. Therefore, the Compensation Committee would be pressured either to grant awards based on the price of shares of the Company's common stock, or, in order to avoid the delay and uncertainty surrounding a stockholder vote, to increase the levels of base salaries and retainers payable to executive officers and directors, regardless of whether the Committee or the Board of Directors would otherwise conclude that such action is appropriate or in the Company's best interests. The Committee would not be able to exercise its business judgment in choosing among cash incentive performance metrics that the Committee believes are best suited to maximizing short and long term shareholder value. For example, under certain circumstances the Committee could (i) deem a retention bonus to be critical to keeping an executive, (ii) wish to make payment of a bonus dependent upon compliance with a non-compete or non-solicitation agreement over a period of time, or (iii) wish to use metrics believed to drive stockholder value other than stock price given unusual circumstances in the equity markets outside the control of the Company, such as the financial melt-down or uncertainties with respect to the Eurozone. Moreover, the Proposal would limit the Committee's ability to tailor incentive programs to discourage excessive risk taking under whatever circumstances then exist. Finally, as discussed below, the Proposal is not clear as to whether it permits *prospective* stockholder approval of non-share price metrics as discussed below. If the Proposal is deemed to require a retrospective stockholder approval of specific grants of non-share price incentives proposed by the Board of Directors, the timing of such approval would be so impractical as to be impossible to achieve because there would be insufficient time for notice of a stockholder meeting between the time audited fiscal year end results are available (so that the amount of earned compensation subject to approval is known) but before deferred compensation penalty taxes under Section 409A of the Internal Revenue Code apply. Thus, the requirement of stockholder approval would completely foreclose compensation practices the Board of Directors believes are in the best interests of the Company's stockholders.

The Proposal impermissibly requires the Board of Directors to relinquish its discretionary authority established under the DGCL, and circumscribes the ability of the members of the Company's Board of Directors to fulfill their fiduciary duties under Delaware law. Accordingly, the Company believes that the Proposal is not a proper subject for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

The Proposal is so Vague and Indefinite as to be Materially False or Misleading (Rule 14a-8(i)(3)).

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if it is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits a company from making false or misleading statements in the company's proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where central aspects of the proposal are ambiguous, resulting in the proposal being so vague or indefinite as to render it inherently misleading. The Staff has, for example, allowed exclusion of a proposal that fails to define key terms or otherwise make clear how the proposal would be implemented. See *The Boeing Company* (March 2, 2011) (permitting exclusion of proposal requesting, among other things, that senior executives relinquish certain "executive pay rights", where proposal did not sufficiently explain the meaning of the phrase); *Verizon Communications Inc.* (February 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating certain criteria specified in the proposal, while failing to define critical terms related to those criteria); *Prudential Financial, Inc.* (February 16, 2007) (permitting exclusion of a proposal urging the board to seek shareholder approval for certain management incentive compensation programs, which failed to define critical terms); *Energy East Corporation* (February 12, 2007) (permitting exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined); *Woodward Governor Co.* (November 26, 2003) (permitting exclusion of a proposal that called for a compensation policy based on stock growth, which was vague and indefinite as to what executives and time periods were referenced); *Eastman Kodak Company* (March 3, 2003) (permitting exclusion of proposal seeking a cap on executive compensation which failed to define critical terms or provide guidance as to how certain elements were to be valued); *Pfizer Inc.* (February 18, 2003) (permitting exclusion of proposal mandating terms of stock options); *General Electric Co.* (January 23, 2003) (permitting exclusion of a proposal seeking a cap on salaries and benefits for certain senior executives and directors, which failed to define critical terms such as "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards used or referred to in the proposal may be subject to differing interpretations. See *Allstate Corp.* (January 18, 2011) (permitting exclusion of a proposal where "executive pay rights" was not sufficiently explained); *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where term "accelerating development" was unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was unclear); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because certain terms were subject to differing interpretations); *Fuqua Industries, Inc.* (March 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its no-action letter in *Fuqua Industries*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal."

Similar to the proposals that were the subject of the above no-action letters, the Proposal is vague and indefinite due to its failure to define key terms that are subject to varying interpretations, and the Proponent has provided no supporting statement offering any guidance to the Company or its stockholders with regard to the proper implementation of the Proposal.

The Proposal fails to define several key terms or provide any guidance as to how the Proposal is to be implemented by the Company, resulting in the following ambiguities:

- What is meant by the phrase "dependent on the price of common shares"? The Proposal does not specify any particular targets or provide any other measure upon which cash incentive awards are to be based in relation to the price of the Company's common stock. Does the Proponent intend that cash incentive awards be tied to increases in share price? If so, should they be tied to short-term or long-term increases? What level of growth would be sufficient, or is growth required at all?

- May other performance metrics be considered together with the price of common shares, or is share price the exclusive measure to be used?

- Are the awards to be presented to the stockholders for approval individually, or as a group? Based on the simple language of the proposal, it would appear that this is to be an "all-or-nothing" proposition, meaning that stockholders would, in a single vote, approve or disapprove all cash incentive awards proposed to be granted to executive officers and directors. What if the stockholders wish to approve the awards with respect to one or more individuals, but not others?

- May the Company amend the terms of an award after it has been approved by stockholders? May modifications be made to account for extraordinary external events, such as the financial crisis in 2008, that may have a disproportionate impact on micro-cap companies and are outside the control of management of the Company? The Proposal does not address any requirement to seek approval for amendments of previously approved awards.

- What level of stockholder approval is required? Is a simple majority vote sufficient, or is a higher threshold required?

- What is the mechanism for a stockholder vote on incentive compensation based on metrics other than the price of shares? May the Company seek prospective approval of the metrics or must it be retrospective once the level of performance is known and specific grants are proposed?

- Who is covered by the Proposal? The Company might consider its "executive officers" to be those it identifies as "executive officers" under Rule 3b-7 under the Exchange Act of 1934 (the "Exchange Act"), its "named executive officers" under Item 402 of Regulation S-K, or "officers" as defined under Rule 16a-1(f) under the Exchange Act. In contrast, the Company's stockholders may believe the term should include a larger number of persons, such as any individual with a title of vice president or higher or who has the authority to manage others.

As a result of these ambiguities in the Proposal, neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Company's Board of Directors could not be certain whether its attempts to implement the Proposal would be consistent with the Proposal's intent or the will of the Company's stockholders in adopting the Proposal. The vagueness of the Proposal would, if implemented, leave the Company vulnerable to litigation risk on numerous fronts because there is ample freedom for interpretation of the proper implementation of the Proposal in ways that are far different from the Company's interpretation.

The above list of undefined key terms and varying interpretations makes clear that the Proposal would confuse and mislead the Company's stockholders and should be excluded under Rule 14a-8(i)(3).

While the Staff occasionally permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." See *Staff Legal Bulletin No. 14B*. As the Staff noted in Staff Legal Bulletin No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." Because, as discussed above, the Proposal is so vague and indefinite and fraught with ambiguity, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). See *Staples, Inc.* (April 13, 2012).

The Proposal Relates to the Conduct of the Ordinary Business Operations of the Company (Rule 14a-8(i)(7)).

The Proposal is properly excludable under Rule 14a-8(i)(7) because the Proposal relates to the matters of the Company's ordinary business operations, seeking to micro-manage complex matters. Rule 14a-8(i)(7) provides that a company may omit a stockholder's proposal and any statement in support thereof from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has stated that the policy underlying this provision "is basically the same as the underlying policy of most State corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." (Release No. 34-19135, n.47 (October 14, 1982)). As the Commission explained in its 1998 release amending the shareholder proposal rule, one of the core policies underlying the "ordinary business" exclusion is the need to limit "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Release No. 34-40018, May 28, 1998).

The Company establishes incentive awards payable to its executive officers and directors within the framework of the Company's compensation policies and practices, as described in the Company's annual proxy statements. In contrast to a "say-on-pay" vote conducted under Rule 14a-21, which provides shareholders with the opportunity to cast an *advisory* vote on the Company's overall compensation program as described in its proxy statement, the Proposal seeks to remove from the Board of Directors, and grant to the Company's stockholders, the *authority to make decisions* with respect to specific elements of executive officer and director compensation. The Proposal improperly focuses on one narrow aspect of executive officer and director compensation, with no regard to the Company's overall compensation principles and practices or how a cash incentive award may tie into the remainder of an individual's compensation package. The Board's Compensation Committee establishes the performance categories and goals associated with cash incentive targets, and sets the payout amounts, through a complex process that takes into account detailed information regarding the Company's business operations and the industry in which the Company operates, and it approves individual awards based on that information as well as individual performance. In addition to the other factors discussed in this letter, the Compensation Committee's greater level of access to this information places the Compensation Committee in a much better position than the stockholders to establish incentive awards that are tied to, and reflective of, Company and individual performance.

Moreover, as discussed above, the Proposal does not give the Compensation Committee or the Board of Directors any leeway to reduce or otherwise modify an award meeting with stockholder disapproval. Currently, the Company's cash incentive plan gives the Compensation Committee the authority to waive a particular performance category or goal, and the Compensation Committee may in its discretion increase or decrease any award by up to 25%. This discretionary authority permits the Compensation Committee or the Board of Directors to adapt to unforeseen circumstances on an ongoing basis. The "all-or-nothing" nature of the Proposal removes any flexibility of the Compensation Committee to evaluate and respond to developments in establishing the size and nature of the awards. Moreover, the vague and indefinite language used in the Proposal clearly illustrate that this is a complex matter upon which shareholders, as a group, are not in a position to make an informed judgment.

Although the Proposal may be deemed to relate to a significant policy issue, namely executive and director compensation, it reaches beyond general policy issues and seeks to micro-manage complex and technical aspects of the Company's compensation program by addressing the performance criteria associated with cash incentive awards. As is evidenced by the numerous ambiguities contained in the Proposal as discussed in greater detail above, shareholders, as a group, are not in a position to consider the many complexities associated with the granting of a particular award, or to establish terms for incentive awards that are likely to be in the best interests of the Company and its stockholders. The Staff has, on numerous occasions, taken the position that even if a proposal deals with a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if it micro-manages the specific manner in which the company should address the policy issue. See *Federal Agricultural Mortgage Corp.* (March 31, 2003) (proposal directing a company to make a specific charitable contribution for a specific purpose, excluded despite Staff position that charitable contributions is a significant policy issue); *Marriott International Inc.* (March 17, 2010) (proposal limiting showerhead flow excluded despite the recognition that global warming, addressed in the proposal, is a significant policy issue); *Duke Energy Corp.* (February 16, 2001) (proposal requesting reduction in certain emissions, excluded despite the proponent's concern with environmental issues).

The Proposal Directly Conflicts With a Company Proposal (Rule 14a-8(i)(9)).

Rule 14a-8(i)(9) provides that a company may omit a stockholder's proposal from its proxy materials if "the proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See *Exchange Act Release No. 34-40018, n.27* (May 21, 1998).

In accordance with Rule 14a-21(a), the Company intends to submit substantially the following resolution (the "Company Proposal") to its stockholders for a non-binding vote at the 2013 Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the fiscal 2012 Summary Compensation Table and the other related tables and disclosure."

The Company Proposal specifically requests that the Company's stockholders approve the Company's executive compensation policies and procedures. Cash incentive awards to executive officers are a key part of the Company's compensation program. If the Company's stockholders approve the Company Proposal, they are, in effect, approving the design of the Company's cash incentive awards, including the applicable performance criteria underlying those awards.

The Staff has consistently held that where a shareholder proposal and a Company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting the board discretion to select persons to whom awards would be made); *First Niagara Financial Group, Inc.* (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with a new stock option plan submitted by the company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with a new stock plan that granted broad discretion to the committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal relating to the discontinuance of bonuses, incentive compensation awards and severance contracts conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving the committee broad discretion).

The Proposal would require approval by the Company's stockholders of all cash incentive awards payable to executive officers and directors that are not based on the Company's share price. The Company Proposal seeks stockholder approval of the Company's compensation practices and procedures. An affirmative vote on one of such proposals and a negative vote on the other would lead to an inconsistent and inconclusive mandate from the Company's stockholders, and would leave the Company with great uncertainty as to the proper course of action. The Proposal and the Company Proposal are necessarily in conflict, both in the present year and, if the Proposal is adopted, in future years. Because of this conflict, including both the Proposal and the Company Proposal in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders.

For the foregoing reasons, the Proposal should be excluded under Rule 14a-8(i)(9).

The Proposal is Not a Proper Form for a Shareholder Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Proposal is not a proper form under Rule 14a-8 because it seeks to implement a policy that would potentially provide for a matter to be submitted to a shareholder vote each year, without satisfying the procedural requirements of Rule 14a-8 with respect to those future years.

Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular matter to be placed before the shareholders at a particular meeting. It is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings.

Rule 14a-8(b) requires a shareholder seeking to submit a proposal for inclusion in a company's proxy materials to satisfy certain ownership requirements. Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareholder meeting. Rule 14a-8(i)(9) and (11) allow a proposal to be excluded when it conflicts with a company proposal or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal potentially calling for an annual vote on a particular topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the Commission's proxy rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which the proposal is to be considered, and that the proponent will demonstrate compliance with the requirements of Rule 14a-8 with respect to that proposal at that meeting. The Proposal would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to the future votes sought by the Proposal.

This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a one-time, specific corporate action and the future shareholder action is incident to management taking the underlying action. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years could open the door to a flood of perpetual proposals on every conceivable issue.

For the reasons cited above, the Proposal is not a proper form for a shareholder proposal and should be excluded under Rule 14a-8.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(1), Rule 14a-8(i)(3), Rule 14a-8(i)(7), Rule 14a-8(i)(9) and as to form under Rule 14a-8. We respectfully request the Staff's concurrence with our view or, alternatively, confirmation that the Staff will not recommend enforcement action if the Proposal is so omitted.

HARRIS BEACH PLLC
ATTORNEYS AT LAW

If you have any questions or need any additional information, please feel free to contact me at the number below. When a written response to this letter is available, I would appreciate your sending it to me by email at bwilkens@harrisbeach.com and by fax at (585) 419-8818.

Very truly yours,



Beth Ela Wilkens
Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534
Phone: (585) 419-8645

Enclosures

APPENDIX A

Martin Weingarten Corporate Secretary
IEC Electronics
105 Norton street
Newark N.Y. 14513

August 6, 2012
David Scheer Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Weingarten,

I am currently and have been a shareholder of over 50,000 common shares of IEC Electronics Inc.

I would like to submit the following proposal to be included in the proxy materials for the 2012 annual meeting of stockholders to be held in 2013.

Beginning January 1, 2014 cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders.

Than you for your assistance in having this proposal included in the upcoming proxy materials for the meeting held in 2013.

Sincerely David A. Scheer Shareholder




RECEIVED
AUG 10 2012
IEC ELECTRONICS

Via Regular Mail

Martin Weingarten Corporate Secretary
IEC Electronics
105 Norton street
Newark N.Y. 14513

August 8, 2012
David Scheer Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Weingarten,

I am currently and have been a shareholder of over 50,000 common shares of IEC Electronics Inc.

I would like to submit the following proposal to be included in the proxy materials for the 2012 annual meeting of stockholders to be held in 2013.

"Beginning March 1, 2013 all future acquisitions of corporate entities, that exceed the value of 10% of the previous year's sales, by merger or new debt shall be approved by a majority of the outstanding common shares."

Than you for your assistance in having this proposal included in the upcoming proxy materials for the meeting held in 2013.

Sincerely David A. Scheer Shareholder




RECEIVED
AUG 09 2012
IEC ELECTRONICS

Via regular mail

APPENDIX B


IEC
electronics
Absolutely, Positively, Perfect and On-Time(sm)

August 13, 2012

FEDERAL EXPRESS

Mr. David Scheer

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Scheer:

I am writing on behalf of IEC Electronics Corp. (the "Company"), which received on August 9, 2012 and August 10, 2012 your two shareholder proposals for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposals"). The Proposals contain certain procedural deficiencies, which regulations of the Securities and Exchange Commission (the "SEC") require us to bring to your attention.

First, pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. You have submitted two Proposals, one dated August 6, 2012, which the Company received on August 10, 2012, and one dated August 8, 2012, which the Company received on August 9, 2012. You can correct this procedural deficiency by indicating which Proposal you would like to submit and which Proposal you would like to withdraw.

Second, with respect to whichever Proposal you select to submit, Rule 14a-8(b) under the Exchange Act provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date the Company has not received proof that you have satisfied Rule 14a-8's ownership requirements as of the dates that the Proposals were submitted to the Company. To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of shares of the Company's common stock as of the date that the Proposal you select was submitted to the Company. As explained in Rule 14a-8(b), you must submit sufficient proof in one of two ways:

(1) submit a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of shares of the Company's common stock for at least one year; or

105 Norton St. PO Box 271 Newark, NY 14513 ◊ Tel (315) 331-7742 ◊ Fax (315) 331-3547

www.iec-electronics.com

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares of the Company's common stock as of or before the date on which the one-year eligibility begins, submit a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level, along with a written statement that you continuously held the requisite number of shares of the Company's common stock for the one-year period.

With either method, you must also submit a written statement that you intend to continue holding the requisite amount of Company shares through the date of the 2012 Annual Meeting, as described in more detail below.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank, or by checking DTC's participant list, available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) if your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to obtain and submit *two* proof of ownership statements: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker's or bank's ownership. Each of these statements must verify that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year.

Finally, pursuant to Rule 14a-8(b) under the Exchange Act, a shareholder must provide the Company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the meeting at which the proposal will be voted on by the shareholders. You did not submit such a statement with the Proposals. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of shares of the Company's common stock through the date of the Company's 2013 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date that you receive this letter. Please address any response to the Company at IEC Electronics Corp., 105 Norton Street, Newark, NY 14513, Attn: Corporate Secretary. Alternatively, you may transmit a response to me (specifically noting Attention: Beth Wilkens) by fax at (585) 419-8818, or by email at bwilkens@harrisbeach.com.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,



Beth Ela Wilkens,
Corporate Secretary

Enclosures

cc: W. Barry Gilbert

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held

within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or .

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

APPENDIX C

Beth Ela Wilkens Corporate Secretary
IEC Electronics , 105 Norton Street
Newark, NY 14513

David Scheer Common shareholder

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Wilkens,

In response to your letter of August 13, 2012 discussing my proposals for the 2013 Annual meeting.

First, I will submit one proposal, the proposal dated August 6, 2012 received August 10,2012.

Second , I have enclosed a letter from my broker TD Ameritrade, confirming I have held at least $2000 of IEC stock since August 1, 2011, continuously to the letter date of August 17,2012.

Third, I have also enclosed a statement indicating my intention to continuously continue to hold at least $2000 worth of IEC shares until the annual meeting in 2013.

Please contact me if you require anything else.

Sincerely



David A. Scheer


RECEIVED
AUG 21 2012
IEC ELECTRONICS

Beth Ela Wilkens Corporate Secretary
IEC Electronics , 105 Norton Street
Newark, NY 14513

David Scheer Common shareholder

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Wilkens,

This statement is to confirm my intention to continuously own at least $2000 worth of IEC Electronics common shares from August 17,2012 through the 2013 annual meeting. I have continuously owned said shares since before August 1, 2011 as confirmed by the letter from TD Ameritrade.

Please contact me if you require anything else.

Sincerely



David A. Scheer


RECEIVED
AUG 21 2012
IEC ELECTRONICS



August 17, 2012

David A Scheer

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear David A Scheer,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that you have continuously had at least a $2,000.00 market value of IEC - IEC Electrs Corp Com. shares in the above referenced account since August 1, 2011 to August 17, 2012.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.


RECEIVED
AUG 21 2012
IEC ELECTRONICS